11 Hanover Square
New York, NY 10005
November 6, 2017

VIA EDGAR Ms. Valerie Lithothomas United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:          Dividend and Income Fund (CIK: 0001059213) (the "Fund")
Request for Withdrawal of Filing of Post-Effective Amendment No. 3 to Registration Statement on Form N-2
File Numbers 333-203126; 811-08747

Dear Ms. Lithothomas:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund hereby makes application to the Securities and Exchange Commission (the "Commission") to withdraw Post-Effective Amendment No. 3 (the "Amendment") to the Fund's Registration Statement on Form N-2 filed on November 2, 2017 (Accession No. 0001059213-17-000046), and requests that the Commission consent thereto.  The reason for this application for withdrawal is due to the fact that the Amendment was inadvertently filed as a Form Type "N-2/A" rather than a Form Type "POS 8C."  Immediately following the filing of this application for withdrawal, the Fund intends to re-file the Amendment under Form Type "POS 8C."
In making this application for withdrawal, the Fund confirms that no securities have been issued or sold in reliance on the Amendment, and the Amendment has not been declared effective by the Commission.
It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Fund receives notice from the Commission that this application will not be granted.
Please contact the Fund's counsel, Pam Krill, at (608) 284-2226 should you have any questions or comments regarding this filing.
Very truly yours, DIVIDEND AND INCOME FUND By: /s/ Donald Klimoski II Donald Klimoski II, Assistant General Counsel